NATIONAL SECURITIES ADMINISTRATORS LTD. 702 – 777 Hornby Street Vancouver, BC V6Z 1S4, Canada

BioHarvest Sciences Inc.

Security Class: Common Shares

FORM OF PROXY

Annual General & Special Meeting of the Common Shareholders

to be held on Thursday, June 26, 2025 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of the management of BioHarvest Sciences Inc. (the “Company”)

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Pacific Time, on Tuesday, June 24, 2025 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	National Securities Administrators Ltd. 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@transferagent.ca
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting

www.eproxy.ca

Control Number:

Password:

I/We, being holder(s) of certain common shares in the capital of BioHarvest Sciences Inc. hereby appoint: David Ryan, Secretary and Vice-President, or, failing this person, John (Jake) Fiddick, Director (the “Management Nominees”).

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general and special meeting of shareholders of BioHarvest Sciences Inc. to be held at Suite 704, 595 Howe Street, Vancouver, BC, Canada on Thursday, June 26, 2025 at 10:00 a.m., Pacific Time, and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Amendment to the Company’s Articles	For	Against

To pass a special resolution to amend the existing Articles of the Company to divide the board of directors into three classes, with three-year staggered terms, as more particularly described in the Information Circular.

	☐	☐

2. Number of Directors	For	Against
The number of Directors shall be set to 6 (six);	☐	☐

3a. Election of Directors (in the Event that the Special Resolution #1 to amend the Articles has passed)	For	Withhold
i) John (Jake) Fiddick, as Class I director to hold office until the 2026 annual general meeting	☐	☐
ii) Anne Binder, as Class I director to hold office until the 2026 annual general meeting	☐	☐
iii) David Tsur, as Class II director to hold office until the 2027 annual general meeting	☐	☐
iv) Sharon Malka, as Class II director to hold office until the 2027 annual general meeting	☐	☐
v) Zaki Rakib, as Class III director to hold office until the 2028 annual general meeting	☐	☐
vi) Vivien Rakib, as Class III director to hold office until the 2028 annual general meeting	☐	☐

3b. Election of Directors (in the Event that the Special Resolution #1 to amend the Articles has not passed)	For	Withhold
i) Zaki Rakib	☐	☐
ii) Vivien Rakib	☐	☐
iii) John (Jake) Fiddick	☐	☐
iv) David Tsur	☐	☐
v) Anne Binder	☐	☐
vi) Sharon Malka	☐	☐

4. Appointment of Auditor	For	Withhold
To appoint Ziv Haft, Certified Public Accountants (Isr), BDO Member Firm. as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;	☐	☐

5. Equity Incentive Compensation Plan	For	Against
To pass an ordinary resolution of the shareholders to confirm and approve of the 2025 Company’s Equity Incentive Compensation Plan, which is more particularly described in the Information Circular.	☐	☐

6. Other Business	For	Against
To approval a resolution to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Signature(s)

___________________________________________

___________________________________________

Print Name(s) & Signing Capacity(ies), if applicable

__________________________________

Date (MM-DD-YY)

THIS PROXY MUST BE DATED

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports – Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management’s discussion & analysis by mail.	☐

Annual Financial Report – Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management’s discussion and analysis by mail.	☐

To request the receipt of future documents via email, you may contact National Securities Administrators Ltd. at proxy@transferagent.ca.